SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  2)*

Rand Capital Corporation
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
752185108
(CUSIP Number)
Bruce Howard User-Friendly Phone Book, LLC Chief Executive Officer 10200 Grogan’s Mill Road, Suite 440 The Woodlands, TX 77380	with copies to: Steven E. Siesser, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 752185108

1.	Names of reporting persons User-Friendly Phone Book, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	1,455,993*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	1,455,993*

11.	Aggregate amount beneficially owned by each reporting person	1,455,993*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	23.0%*
14.	Type of reporting person (see instructions)	OO

*Beneficial ownership percentage is based upon 6,321,988 shares of common stock, par value $0.10 per share (the "Common Stock") of Rand Capital Corporation, a New York corporation (the "Issuer"), issued and outstanding as of March 1, 2019, based on information reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 7, 2019. User-Friendly Phone Book, LLC, a Delaware limited liability company ("UFPB") is a wholly owned subsidiary of User-Friendly Holding, LLC, a Delaware limited liability company ("UFH" and, together with UFPB, the "Reporting Persons"). As of the date of the filing of this Schedule 13D (the "Filing Date"), UFPB held 1,455,993 shares of Common Stock of the Issuer, or approximately 23.0% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date. This report shall not be deemed an admission that UFPB, UFH or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of this Act, or for any other purpose.

CUSIP No. 752185108

1.	Names of reporting persons User-Friendly Holding, LLC
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	1,455,993*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	1,455,993*

11.	Aggregate amount beneficially owned by each reporting person	1,455,993*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	23.0%*
14.	Type of reporting person (see instructions)	OO

*Beneficial ownership percentage is based upon 6,321,988 shares of Common Stock of the Issuer issued and outstanding as of March 1, 2019, based on information reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 7, 2019. As of the Filing Date, UFPB held 1,455,993 shares of Common Stock of the Issuer. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, UFH may be deemed to beneficially own the 1,455,993 shares of Common Stock of the Issuer held by UFPB, or approximately 23.0% of the shares of Common Stock of the Issuer deemed to be issued and outstanding as of the Filing Date. This report shall not be deemed an admission that UFPB, UFH or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of this Act, or for any other purpose.

Explanatory Note

This Amendment No. 2 ("Amendment No. 2") relates to the common stock, par value $0.10 per share (the "Common Stock"), of Rand Capital Corporation (the "Issuer"). This Amendment No. 2 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 21, 2018 (the "Initial Schedule 13D"), as amended and supplemented by Amendment No. 1, filed June 22, 2018 ("Amendment No. 1"). The Initial Schedule 13D, as amended and supplemented by Amendment No. 1 and this Amendment No. 2 is referred to herein as the "Schedule 13D." Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following immediately after the first paragraph of the Initial Schedule 13D:

On March 27, 2019, UFPB delivered a letter to the Issuer's Chief Executive Officer and board of directors (the "Letter") communicating UFPB's intention to vote AGAINST the proposed transaction with East Asset Management, LLC ("East") pursuant to a stock purchase agreement (the "Stock Purchase Agreement") announced on January 25, 2019, and detailing UFPB's reasons for voting against the proposed transaction.

As set forth more fully in the Letter, UFPB believes the consideration to be received by the Issuer in the proposed transaction is inadequate, the terms of the proposed transaction are unfair to the Issuer and its shareholders, and the proposed transaction is not in the best interest of the Issuer or its shareholders. For these and the other reasons set forth in the Letter, UFPB advised the Issuer that it intends to vote against the proposed transaction.

The foregoing description of the Letter is qualified in its entirety by reference to the Letter, a copy of which is filed herewith as Exhibit A and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit A: Letter from UFPB to the Chief Executive Officer and Board of Directors of the Issuer, dated March 27, 2019.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 2019
(Date)

USER-FRIENDLY PHONE BOOK, LLC

By:	/s/ Bruce Howard

Name:	Bruce Howard
Title:	Chief Executive Officer

USER-FRIENDLY HOLDING, LLC

By:	/s/ Bruce Howard

Name:	Bruce Howard
Title:	Chief Executive Officer

EXHIBIT A

[ON USER-FRIENDLY LETTERHEAD]

March 27, 2019

Mr. Allen F. Grum

President and Chief Executive Officer

Rand Capital Corporation

2200 Rand Building

Buffalo, New York 14203

cc: The Board of Directors

Re:	Rand Capital Corporation’s proposed transaction with East Asset Management LLC

Dear Mr. Grum:

As Rand Capital Corporation’s (“Rand” or the “Company”) largest shareholder, we were extremely disappointed by Rand’s announcement on January 25, 2019, that it entered into a stock purchase agreement (the “Stock Purchase Agreement”), with East Asset Management, LLC (“East”) pursuant to which the Company will become controlled by East and managed by an East affiliate (the “Adviser”). Unfortunately, upon analyzing the details of the proposed transaction as set forth in the preliminary proxy statement filed by the Company on March 11, 2019 (the “Proxy Statement”), our concerns regarding the inadequacy of the terms of the proposed transaction have been confirmed and we now feel compelled to express our views directly to the Company’s Board of Directors (the “Board”) and publicly to our fellow shareholders.

Under the Stock Purchase Agreement, Rand has agreed to sell control of the Company for $3.00 per share, or aggregate deal consideration of $25.0 million in a mix of cash and private investments, amounts that we believe are wholly inadequate and terms that we believe are extremely bad and unfair for shareholders. For the reasons we summarize in this letter, we intend to vote AGAINST the proposed transaction.

We plan on voting AGAINST the proposed transaction for the following reasons, which are explained more fully below:

•	the $3.00 per share acquisition price is inadequate and represents an approximate 40% discount to the Company’s NAV per share of $4.99 as of December 31, 2018;
•	in a transaction in which the Company is selling a 57% controlling interest, the Company should receive a premium for its shares, not an approximate 40% discount to NAV per share;

•	current Rand shareholders will suffer substantial dilution as a result of the sale of shares of the Company’s common stock at a price that is below the Company’s current NAV and as a result of a planned Special Dividend of which East will be entitled to receive 57%;
•	the financial analyses performed by the Company’s financial advisor were premised on outdated financial information which lead to an undervaluing of the Company’s NAV per share and skews the Adviser’s conclusion on which the Board relied;
•	the Adviser’s fee structure under the proposed Investment Management Agreement, including the incentive fee of 20% of the Company’s net capital gains and 20% of the Company’s cumulative net return in excess of 8.75%, creates serious conflicts and misaligns the interest of the Adviser and the Company’s shareholders, and the incentive fees are substantially dilutive to current shareholders’ up-side participation in any of the Company’s investment returns;
•	there is no credible support for the value of the assets to be contributed by East, which comprise 52.4% of the aggregate consideration to be received by the Company in the proposed transaction, has been accurately measured;
•	East is incentivized to over-value the assets to be contributed, and the Company has failed to provide adequate information regarding the nature of these contributed assets or the process by which the Company and East have agreed on their value;
•	there is no assurance that the Company will declare the Special Dividend or any other dividends in the future; and
•	the $750,000 termination fee payable by the Company if the proposed transaction were not to be consummated, and the $500,000 fee payable to the Company’s financial advisor are excessive and potentially debilitating to the Company and its shareholders.

The $3.00 per share acquisition price is inadequate and represents an approximate 40% discount to the Company’s NAV per share as of December 31, 2018

The Company promotes the $3.00 per share purchase price as a 33% premium over the $2.26 closing price of the Company’s common stock on January 24, 2019, the day before the transaction was announced. In light of the Company’s very thin daily trading volume, though, we do not believe that this metric can fairly be used to approximate a premium or even fair value. For reference, the Company had an average daily trading volume of only 13,642 shares over the past year, and only 15,500 shares of common stock traded between January 1, 2019 through January 24, 2019, or .245% of the Company’s outstanding shares of common stock. On

January 24, 2019, the day prior to the public announcement of the proposed transaction, only 100 shares of the Company’s common stock traded.

Moreover, the Company’s net asset value (NAV) per share was $4.99 as of December 31, 2018. When considered relative to the NAV and not the trading price, the $3.00 per share amount actually represents a 40% discount to the price to be paid by East.

Current Rand shareholders will suffer substantial dilution as a result of the sale of shares of the Company’s common stock at a price that is below the Company’s current NAV

If the proposed transaction is approved, East will own approximately 57% of the Company’s outstanding shares of common stock before the effect of the Special Dividend. Given that the 8,333,333.33 shares of common stock to be issued to East will be issued at a price per share below the Company’s per share NAV, current shareholders will suffer substantial dilution immediately upon consummation of the proposed transaction, and will suffer greater dilution if the Special Dividend is declared and paid.

Unlike typical change of control transactions in which existing shareholders are cashed out of the target business, the Rand shareholders will continue to own all of their shares and may receive a special dividend from the Company, of which at least 80% would consist of more shares in the Company. But, because the Company has structured the payment of the Special Dividend to occur after the consummation of the proposed transaction, East, as a 57% shareholder, will receive 57% of the Special Dividend as well as its proportional share of any future dividends. Therefore, assuming that East elects to receive payment of its special dividend in shares of the Company’s common stock, East’s 57% ownership position will increase with the Special Dividend.

Moreover, the Company fails to explain the potential future dilution that could be suffered if shares are issued by the Company out of the newly authorized 90 million additional shares.

If the main objective of the Board is to externalize the management of the Company, this objective can be achieved by simply terminating the current management and entering into contractual arrangements with the Adviser. The addition of a substantially dilutive 57% equity stake is unnecessary given the totality of the proposed transaction. Alternatively, if the main objective of the Board is to inject capital into the Company, consider that we acquired our shares less than one year ago –for cash – at the same price per share to be paid by East, yet acquired not even 25% of the Company, and the Company remained fully intact with no changes to its governance or investment philosophy. By contrast, East will own more than 57% of the Company – with only a $6.5 million cash infusion into the Company -- as a result of the transaction and the Special Dividend and plans to alter dramatically the way the Company conducts its business.

We do not believe that $25 million in aggregate consideration adequately compensates shareholders for this significant dilution.

The financial analyses performed by the Company’s financial advisor were premised on outdated financial information which led to an undervaluing of the Company’s NAV per share

We believe that the fairness opinion delivered by Keefe, Bruyette & Woods, Inc. (“KBW”) was based on outdated financial statements, which led KBW to undervalue the Company’s common stock and conclude that the $3.00 per share purchase price was “fair” to the Company. As stated in the Proxy Statement, KBW’s analysis used NAV per share data as of September 30, 2018. As of that time, the Company’s NAV per share was $4.84. However, as of December 31, 2018 the Company’s NAV per share increased to $4.99 per share, representing a 3.3% increase in NAV per share. This increase in NAV per share was not incorporated into KBW’s calculations or analyses, therefore undervaluing the implied value per share of the Company’s common stock.

Using the Company’s December 31, 2018 NAV, the range of the implied value per share of the Company’s common stock would have increased by $0.07 to $0.11 cents per share, to $2.25 to $3.59 per share. We believe that had the updated NAV per share been incorporated into the KBW report, KBW may have come to a different conclusion as to the fairness of the proposed per share acquisition price.

Further, we question KBW’s decision to apply only the “Minimum” and “Median” price-to-NAV per share multiples of the comparable companies it included in the Company’s peer group. There is no explanation in the Proxy Statement as to why KBW chose not to apply the “75th Percentile” and “Maximum” price-to-NAV per share multiples of the peer group. If it had done so, using even the outdated September 30, 2018 NAV per share figure, its analysis would have provided a range of the implied value per share of the Company’s common stock of $4.37 to $4.84. If, as we suggest, KBW used the updated NAV per share of $4.99 as of December 31, 2018, the range of implied value per share of the Company’s common stock would have been $4.49 to $4.99. As illustrated by these updated calculations, we believe aggregate deal value is not reflective of Rand’s intrinsic value and will short-change existing shareholders.

The Adviser’s fee structure under the proposed Investment Management Agreement creates serious conflicts and misaligns the interests of the Adviser and the Company’s shareholders

We believe that the proposed Investment Management Agreement to be entered into by the Company with the Adviser as part of the transaction presents real conflicts of interest that misalign the Adviser’s and the Company’s interests given the totality of the proposed transaction.

Under the Investment Management Agreement, the Company would pay the Adviser, as compensation for investment advisory and management services, fees consisting of two components: (i) a “Base Management Fee” and (ii) an “Incentive Fee”. The Base Management Fee would be 1.50% per annum of the Company’s total assets (other than cash or cash equivalents, but including assets purchased with borrowed funds). The Incentive Fee would consist of two parts: (1) a portion based on the Company’s pre-incentive fee net investment income (the “Income Based Fee”) including 20% of the Company’s cumulative net return in excess of 8.75%, and (2) 20% of the net realized capital gains received on the Company’s portfolio of securities on a cumulative basis for each calendar year, net of all realized capital losses and all unrealized capital depreciation for that same calendar year (the “Capital Gains Fee”).

While the Company attempts to present the fees to be paid to the Adviser in the best light possible, we believe that the table displaying pro forma information on page 82 of the Proxy Statement is misleading and not useful for shareholders to evaluate the Company’s assertion that an externally managed business development corporation is more cost efficient than an internally managed one. The table on page 82 displays the fees as they would have been payable for the year ended December 31, 2018. However, no Incentive Fee would have been paid for the year ended December 31, 2018. Further, the table does not include the approximately $196,500 of fees that would be due to the Adviser based on the $13.1 million worth of assets to be contributed by East to the Company as part of the proposed transaction.

We believe, in light of the totality of the proposed transaction, that this fee structure misaligns interests and incentives the Adviser to increase the asset base while also taking on additional investment risk in order to increase its fees. Moreover, East as a part owner of the Adviser, may be motivated to maximize the Adviser fee income at the expense of dividends to shareholders.

In addition, the Income Based Fee and the Capital Gains Fee payable to East will substantially dilute current shareholders’ ability to participate in any upside return the Company may earn, as East would be entitled to 20% of any pre-incentive fee net investment income and 20% of any net realized capital gains.

There is no assurance that the value of the assets to be contributed by East, which comprise 52.4% of the aggregate consideration to be received by the Company in the proposed transaction, has been accurately measured

As described in the Proxy Statement, the aggregate consideration to be received by the Company from East is to consist of approximately $11.9 million in cash and approximately $13.1 million in “income producing portfolio assets” (the “Contributed Assets”). The Contributed Assets comprise 52.4% of the aggregate value to be received by the Company. However, there is no explanation in the Proxy Statement as to how these Contributed Assets were valued by the Company prior to entering into the Stock Purchase Agreement. As the Company admits on page 24 of the Proxy Statement:

the Company and East will agree upon a Contributed Investment Asset Fair Value for each of the Contributed Investment Asset to be contributed by East to the Company as consideration in the Stock Purchase Transaction. Given the Contributed Investment Assets consist of loans and other securities of privately held companies, determining the fair value of these Contributed Investment Assets is subjective and inherently uncertain. As a result, the parties could agree to attribute a Contributed Investment Asset Fair Value to any such Contributed Investment Asset that is later determined to be in excess of its actual fair market value. Furthermore, the Company’s due diligence investigation of the Contributed Investment Assets may not reveal risks inherent in any Contributed Investment Asset or the underlying portfolio companies. As a result, the business, results of operations or financial condition of any such portfolio company may decline after the Closing, resulting in Contributed Investment Assets having a fair value that is less than the Contributed Investment Assets Fair Value attributed to such assets at Closing.1

The Proxy Statement is silent on the process by which the “Contributed Investment Assets Fair Value” was calculated. There is also no information in the Proxy Statement to suggest that the Company attempted to maximize the value of the assets to be received, or the nature of any negotiations at all. Rather, the Proxy Statement includes conclusory statements such as, “[a]s of December 31, 2018, the total Contributed Investment Assets Fair Value for the Contributed Investment Assets was determined by the parties to be $13.1 million”2 and “[t]o the extent that the Company does not agree with the calculation of the Contributed Investment Assets Fair Value presented by East, the parties shall promptly negotiate in good faith so as to agree upon the calculation of the Contributed Investment Assets Fair Value.”3 Shareholders are asked to simply trust the undisclosed methodology (if any) employed by the Company’s management, who were negotiating their post-transaction employment terms with East concurrently with the Company negotiating the proposed transaction with East (employment terms that have not been disclosed in the Proxy Statement). Considering the incentive for East to over-value the assets that it is contributing, we find the omission of an explanation of the valuation process quite troubling.

What is as worrying to us is that the substantial majority of the Contributed Assets are debt instruments (e.g. promissory notes, term loans, term notes, etc.) with interest rates ranging from 12% to 12.5%, which we believe are indicative of high risk loans. Despite the riskiness of these Contributed Assets, the Company agreed to assign a fair value to each of the debt instruments equal to the face value of the debt instruments themselves. Therefore, management was unable, or unwilling, to have the fair value of these assets discounted to account for the repayment risk inherent in these types of instruments. We fear, but have no way to determine from any disclosure in the Proxy Statement, that the $13.1 million aggregate fair value is overstated and is at real risk of being devalued.

There is no assurance that the Company will declare the Special Dividend or any other dividends in the future

The Proxy Statement makes it clear that the Company views the payment of a Special Dividend and a continuing dividend in connection with the RIC Election to be a very compelling reason for shareholders to vote in favor of the proposed transaction. As explained in the Proxy Statement, as a regulated investment company, the Company intends to declare and pay a Special Dividend to shareholders in an amount equal to the Company’s “accumulated earnings and profits” since the Company’s inception and expects to pay 90% of the Company’s annual investment company taxable income to shareholders through a quarterly dividend going forward.

We think it is clear that the significant uncertainty surrounding the RIC Election and the payment of the Special Dividend or a reoccurring dividend severely diminishes the value of the proposed transaction to shareholders. The Proxy Statement is full of cautionary language illustrating the

___________________________

1 Proxy Statement at page 24.

2 Proxy Statement at page 54.

3 Proxy Statement at page 60.

uncertainty of the promise of a Special Dividend or a reoccurring dividend. In eight separate locations throughout the Proxy Statement, the Company includes language substantially as follows:

[h]owever, despite it being our intention to declare and pay the Special Dividend to shareholders after the completion of the transactions, we cannot assure you that the Special Dividend, or any other dividend or distribution, will be paid to shareholders after the completion of the transactions or at all or that the Company will ever adopt a new dividend policy that includes regular cash dividends to shareholders.4

Problematically, the Proxy Statement is void of any explanation of the reasons behind this uncertainty. Shareholders are therefore left with contradictory statements as to the likelihood of the Special Dividend or a reoccurring dividend. Without this information, we can only conclude that these dividends are highly suspect and their value should be greatly discounted, if not ignored.

The termination fee payable by the Company if the proposed transaction were not to be consummated, and the fee payable to the financial advisor are excessive

Under the terms of the Stock Purchase Agreement, the Company will be required to pay East a termination fee if the Stock Purchase Agreement is terminated for certain enumerated reasons, covering all of East’s out-of-pocket costs and expenses incurred to date, not to exceed $750,000. Considering the financial condition of the Company, if the Company were obligated to pay the full $750,000 termination fee, or even a substantial portion of the full amount, the Company would not be able to pursue any alternative transaction or, in the absence of an alternative transaction, operate in the ordinary course. The Proxy Statement confirms our concerns as it states on page 28:

[t]he Stock Purchase Agreement provides for the payment by the Company of a Termination Fee (as defined herein) of up to $750,000 if the Stock Purchase Agreement is terminated under certain circumstances. Given the Company’s financial condition and amount of cash and cash equivalents on hand, payment of the Termination Fee in an amount up to $750,000 would likely have a material adverse effect on the Company’s financial condition and on its ability to make any significant new investments or follow-on investments in the near future.

In our opinion, a termination fee is intended to act as an incentive for the parties to an agreement to complete the transaction in a timely manner. Instead, the Company has agreed to a termination fee that might have the effect of an ultimatum to shareholders: approve the transaction or allow for the Company’s assets to be depleted. We do not believe this choice is fair for shareholders.

The Company’s negotiation of the termination fee is brought into starker view when considered in the context of our conversations with the Company prior to it entering into the Stock Purchase

 ________________

4 Letter to the Shareholders of Rand Capital Corporation included in the Proxy Statement.

Agreement. We alerted the Company to the fact that we would be voting against the proposed transaction. As we are the Company’s largest shareholder at 23%, the Company knew that obtaining the requisite shareholder approval of the proposed transaction was going to be difficult. Despite knowing that there was an increased chance that the proposed transaction would be voted down by shareholders and the termination fee required to be paid, the Company nonetheless agreed to a termination fee that we believe is excessive. The sooner shareholders can reject the proposed transaction, the less costs the Company would be obligated to reimburse to East.

Further, the Company has agreed to pay to KBW a $500,000 fee for advisory services rendered, with $200,000 having been paid upon KBW’s delivery of its fairness opinion to the Company, and the remaining $300,000 payable upon the closing date of the proposed transaction. For a company that is in such a precarious financial position as the Company, we believe that the payment of the $500,000 advisory fee, $200,000 of which has been paid and would be in addition to any amount of the $750,000 termination fee payable to East if the proposed transaction is terminated, would be a gross mismanagement of the Company’s limited assets and, if paid, will debilitate the Company’s ability to operate successfully into the future.

****

As outlined above, our opinion is clear that the proposed transaction does not compensate the shareholders adequately, is not in the best interests of shareholders and should not be approved by Rand’s owners. We are disappointed that Rand’s management and Board have chosen to move forward with such an inadequate transaction. It appears to us that the Board abrogated its duty to Rand’s shareholders by agreeing to a deal that is favorable to East at the expense of the current shareholders. While certain of the elements of the proposed transaction could make sense in other circumstances, the compilation of these elements in the current transaction are troubling and costly to the shareholders.

It is for the reasons enumerated above that we plan on voting “AGAINST” to all proposals to be voted upon at the Company’s Special Meeting.

If the Company discloses additional information regarding the transaction, we intend to review it carefully and potentially share our views of the transaction further.

Kind regards,

/s/ Bruce C. Howard

Bruce Howard

Chief Executive Officer

User-Friendly Phone Book, LLC